UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57580/March 31, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12945

In the Matter of	:
	: ORDER MAKING FINDINGS AND
AIMSI TECHNOLOGIES, INC.,	: REVOKING REGISTRATION BY
FORMERLY KNOWN AS ADVANCED	: DEFAULT
INTEGRATED MANAGEMENT	:
SERVICES, INC.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on January 31, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that Respondent was served with the OIP by February 8, 2008. Respondent's Answer to the OIP was due twenty days after service. See 17 C.F.R. § 201.220(b); OIP at 2. To date, Respondent has not filed an Answer. On March 19, 2008, the Division filed a Motion for Entry of Default Judgment (Motion) against Respondent. As relief, the Division requested that the registration of Respondent's securities, registered pursuant to Section 12 of the Exchange Act, be revoked. A telephonic prehearing conference was held on February 28, 2008, at which Respondent did not appear.

Respondent is in default for failing to appear at a scheduled prehearing conference, file an Answer to the OIP, respond to the Division's Motion within the time provided, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Respondent, Aimsi Technologies, Inc., formerly known as Advanced Integrated Management Services, Inc. (Aimsi), (CIK 1115054) is a Utah corporation which formerly maintained offices in Tennessee. At all times relevant to this proceeding, the common stock of Aimsi was registered with the Commission under Exchange Act Section 12(g). As of May 14, 2007, the common stock of Aimsi (AIMT) was traded on the over-the-counter markets. Aimsi has not filed any periodic reports for any fiscal period subsequent to September 30, 2004.

Aimsi has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder while its securities were registered with the Commission. Aimsi has repeatedly failed to meet its obligations to file timely periodic reports.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities, registered pursuant to Exchange Act Section 12, to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of the foregoing, Aimsi failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In light of the above, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Aimsi.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Aimsi Technologies, Inc., formerly known as Advanced Integrated Management Services, Inc., is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge